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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14f-1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934







                         COMMISSION FILE NUMBER 0-51091



                            AEROBIC CREATIONS, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)

                 NEVADA                                20-0781155
    -------------------------------            --------------------------
    (State or other jurisdiction of            (I.R.S. Employer I.D. No.)
     incorporation or organization)


                   47 SCHOOL AVENUE CHATHAM, NEW JERSEY 07928
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              (Address of principal executive offices and Zip Code)


                                 (973) 635-4047
              ----------------------------------------------------
              (Registrant's telephone number, including area code)

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                            * * * * * * * * * * * * *

             NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                 NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT
                     REQUESTED TO SEND THE COMPANY A PROXY.

                            * * * * * * * * * * * * *

        INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
                    EXCHANGE ACT OF 1934 AND SEC RULE 14f-1

                    NOTICE OF CHANGE IN MAJORITY OF DIRECTORS

                                  June 15, 2006

        This Information Statement is being furnished to holders of record as of June 15, 2006 of the common stock of Aerobic Creations, Inc. a Nevada corporation (the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "34 Act"), and Rule 14f-1 promulgated thereunder.

        No vote or other action by our shareholders is required in response to this Information Statement. Proxies are not being solicited.

        References throughout this Information Statement to "we", "us" and "our" are to Aerobic Creations, Inc.

                                  INTRODUCTION


        On June 14,  2006,  the Company  entered  into a Common  Stock  Purchase
Agreement (the "Purchase Agreement") with Arnold P. Kling and R&R Biotech Partners, LLC (collectively, the "AERC Stock Purchasers"), pursuant to which it sold 8,200,000 shares of its common stock ("Common Stock") to the AERC Stock Purchasers in a private placement transaction for aggregate gross proceeds to the Company of $50,000.00. Simultaneously, the AERC Stock Purchasers acquired 1,300,000 shares of outstanding Common Stock from five existing shareholders. The acquisition of shares by the AERC Stock Purchasers pursuant to the Purchase Agreement and from the existing shareholders is collectively referred to herein as the "Purchase".

        Simultaneous with the Purchase, Arnold P. Kling was appointed to the Company's board of directors and will serve with Bartly J. Loethen, a current director. Following the expiration of the 10-day period beginning on the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 of the 34 Act, Mr. Loethen will resign and the composition of the Company's board will change such that Mr. Kling will be the sole director. Also effective upon the closing of the Purchase, Mr. Loethen resigned as the sole officer of the Company and Mr. Kling was appointed by the Company's board of directors as president of the Company and Kirk M. Warshaw was appointed by the Company's board of directors as chief financial officer, treasurer and secretary of the Company.

        Please read this Information Statement carefully. It contains certain biographical and other information concerning the incoming executive officers and director after the closing of the Purchase. You are not, however, required to take any action.

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

        The Company is presently authorized to issue 100,000,000 shares of Common Stock. Giving effect to the transaction, there are currently issued and outstanding 10,000,000 share of Common Stock.

        The following table sets forth following the consummation of the Purchase certain information regarding the outstanding shares of Common Stock beneficially owned by (1) each person who beneficially owns more than five percent of such Common Stock, and (2) the Company's director and executive officers. The information relating to share ownership is based upon information furnished to the Company. The Company believes that the anticipated beneficial owners of Common Stock, based on information supplied by such owners, have sole investment and voting power with respect to the Common Stock shown as being beneficially owned by them, except as otherwise set forth in the footnotes to the table.

    NAME AND ADDRESS OF          AMOUNT AND NATURE OF       PERCENT OF CLASS (1)
      BENEFICIAL OWNER           BENEFICIAL OWNERSHIP

R&R BIOTECH PARTNERS LLC (2)          7,600,000                    76.00%
1270 Avenue of the Americas
16th Floor
New York, NY 10020

ARNOLD P. KLING                       1,900,000                    19.00%
712 Fifth Avenue, 11th Floor
New York, NY 10019

BARTLY J. LOETHEN                             0                     0.00%
730 W. Randolph, 6th Floor
Chicago, IL 60605

KIRK M. WARSHAW                               0                     0.00%
47 School Avenue
Chatham, NJ 07928

TOTAL                                 9,500,000                    95.00%

(1) The percentage of Common Stock is calculated based upon 10,000,000 shares issued and outstanding.

(2) ARF Trust, Steven A Horowitz, Trustee and Edward Rubin indirectly control R&R Biotech Partners, LLC and therefore are the beneficial owners of the shares held by this entity.

                     INCOMING DIRECTOR AND EXECUTIVE OFFICER

        Upon the closing of the Purchase, Arnold P. Kling was appointed as a director and the president of the Company alongside current director Bartly J. Loethen. Mr. Loethen will resign immediately upon the completion of the 10-day period beginning on the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 of the 34 Act. Accordingly, Mr. Kling will then constitute the Company's entire board. Generally, the directors of the Company serve one year terms until their successors are elected and qualified. In addition, Kirk M. Warshaw was appointed chief financial officer, secretary and treasurer of the Company.


                     BIOGRAPHICAL INFORMATION REGARDING THE
                         DIRECTOR AND EXECUTIVE OFFICERS

        The principal occupation and brief summary of the background of the Company's directors and executive officers is as follows:

ARNOLD P. KLING, 48. Mr. Kling is currently a Managing Director of GH Venture Partners, LLC, a private equity and merchant banking boutique for which he also served as a Managing Director and General Counsel from 1995 to 1999. From 1999 through August 2005, Mr. Kling was the President of Adelphia Holdings, LLC, a merchant-banking firm as well as the managing member of several private investment funds. From 1993 to 1995 he was a senior executive and General Counsel of Buckeye Communications, Inc., a Nasdaq listed licensing and multimedia company. From 1990 through 1993, Mr. Kling was an associate and partner in the corporate and financial services department of Tannenbaum, Helpern, Syracuse & Hirschtritt LLP, a mid-size New York law firm. Mr. Kling received a Bachelor of Science degree from New York University in International Business in 1980 and a Juris Doctor degree from Benjamin Cardozo School of Law in 1983. Mr. Kling currently serves as a Director and President of Twin Lakes Delaware, Inc., R&R Acquisition II, Inc., R&R Acquisition III, Inc., R&R Acquisition IV, Inc. and R&R Acquisition V, Inc. (each a publicly reporting, non-trading company), Entrust Financial Services, Inc. (OTCBB:ENFN), and 24Holdings, Inc. (OTCBB:TFHD).

BARTLY J. LOETHEN, 41. Mr. Loethen is an attorney and founding partner of Synergy Law Group, L.L.C. He practices corporate law. His experience includes working with privately-held companies, public companies, mergers and acquisitions, private placement investments, financing transactions, and licensing matters, as well as general corporate matters. Prior to the practice of law, Mr. Loethen was a Revenue Agent with the Internal Revenue Service. Mr. Loethen holds a B.S. /B.A. in Accounting from the University of Missouri (1986), is a certified public accountant, and received his J.D. from the University of Illinois College of Law (1994).

KIRK M. WARSHAW, 48. Mr. Warshaw is a financial professional who, since 1990, has provided clients in a multitude of different industries with advice on accounting, corporate finance, and general business matters. Prior to starting his own consulting firm, from 1983 to 1990, he held the various titles of Controller, Chief Financial Officer, President, and Chief Executive Officer at three separate financial institutions in New Jersey. From 1980 through 1983, Mr. Warshaw was a Senior Accountant at the public accounting firm of Deloitte, Haskins & Sells. Mr. Warshaw is a 1980 graduate of Lehigh University and has been a CPA in New Jersey since 1982. Mr. Warshaw is currently the Chief Financial Officer of Entrust Financial Services, Inc. (OTCBB:ENFN), the Chief Financial Officer and Director of 24Holdings, Inc. (OTCBB:TFHD), a Director of Empire Financial Holding Company (AMEX:EFH), Chief Financial Officer of Twin Lakes Delaware, Inc. (a publicly reporting, non-trading company), Chief Financial Officer and
Secretary of R&R Acquisition II, Inc., R&R Acquisition III, Inc., R&R Acquisition IV, Inc. and R&R Acquisition V, Inc. (each a publicly reporting, non-trading company), and a Director of two privately owned entities.


                                CHANGE OF CONTROL

        The Company entered into the Purchase Agreement, pursuant to which it issued and sold to the AERC Stock Purchasers an aggregate of 8,200,000 shares of Common Stock. Upon the closing under the Purchase Agreement, the AERC Stock Purchasers attained voting control of the Company.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Neither Mr. Kling nor Mr. Warshaw is involved in any other material transaction with the Company.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

        It is not currently contemplated that Mr. Kling will be compensated for serving as either an officer and/or director of the Company. Mr. Warshaw will be compensated for services to be rendered by the issuance of shares of Common Stock to him in an amount to be determined.

                                   COMMITTEES

        The Company has not yet determined what, if any, committees of the Board of Directors will be constituted.

                COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

        Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

                                   SIGNATURES

        In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        AEROBIC CREATIONS, INC.
DATE: JUNE 15, 2006

                                                         BY: /S/ ARNOLD P. KLING
                                                         -----------------------
                                                                 ARNOLD P. KLING
                                                                       PRESIDENT